THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

August 4, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Megan Akst Christine Dietz

Re:	NetEase, Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 27, 2023 Correspondences from the SEC on July 21, 2023 File No. 000-30666

Dear Ms. Akst and Ms. Dietz,

This letter sets forth the responses of NetEase, Inc. (the “Company”) to the comments (the “Comments”) that the Company received from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated July 21, 2023 in relation to the Company’s response letter dated June 30, 2023 (the “Prior Response”) to the Commission’s comment letter dated June 5, 2023 regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). We have included the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
Factors Affecting our Results of Operations, page 123

1.	We note your response to prior comment 1. Please revise future filings to quantify and discuss monthly active users for your Cloud Music business for each period presented.

Response

The Company notes the Staff’s comment and will include information on the number of monthly active users for Cloud Music for each period presented in future annual reports on Form 20-F.

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

General

2.	We note your response to prior comment 6. You state that the company believes that it satisfies the exception from the definition of investment company provided in Section 3(b)(1) of the Investment Company Act (the “Company Act”), which provides that an issuer is not an “investment company” within the meaning of the Company Act if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Please explain the basis for this conclusion, including a detailed discussion of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and the application of those factors to the company. In your response, please also explain how the company’s variable interest entities qualify as wholly-owned subsidiaries as defined in Section 2(a)(43) of the Company Act.

Response

[Redacted – Confidential Treatment Requested]

3.	Your response to prior comment 6, further states that the company qualifies for the exception from Section 3(a)(1)(C)’s definition of investment company found in Rule 3a-1 under the Company Act. We note the following in connection with your assertions and supplemental worksheet:

•	Please provide a detailed legal analysis regarding your proposed treatment of certain deposit arrangements “with original maturities of twelve months or fewer” as “cash” for purposes of Rule 3a-1, discussing any applicable Commission or staff statements bearing on this issue.

Response

[Redacted – Confidential Treatment Requested]

•	Your 45% test worksheet (“Worksheet”) notes that certain assets are valued at “equity value.” Please confirm whether the assets on the Worksheet are valued in accordance with Section 2(a)(41) of the Company Act. If not, please update your analysis to reflect assets valued consistent with Section 2(a)(41) of the Company Act.

Response

The calculations contained in the Prior Response were calculated in accordance with Section 2(a)(41) of the Company Act. Where market quotations were readily available for an entity’s securities, market quotations were used in the calculations. Where market quotations for an entity’s securities were not readily available, the securities were fair valued in good faith and the fair value was used in the calculations.

•	Please provide additional support on your Worksheet for the income test calculation at the company-level to substantiate your assertion that the company’s securities represented below 45% of the company’s income as of December 31, 2022.

Response

In response to this section of Comment 3, the Company has added an additional page to the worksheet titled “Group level 45% income test.”

THIS CORRESPONDENCE HAS BEEN REDACTED AND IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST

•	We note that your Worksheet lists twelve subsidiaries under the “income test,” but only lists eleven subsidiaries under the “asset test.” Please explain this discrepancy.

Response

The worksheets for the income test and the asset test list the same eleven groups of subsidiaries. The reason that the list for the income test has twelve lines while the list for the asset test has eleven lines is that the asset test for NetEase, Inc. on a semi-consolidated basis in accordance with Rule 3a-1 was contained on its own page in the worksheet in the Prior Response1 and followed by a page that displayed the asset testing results for eleven groups of the Company’s subsidiaries, also tested in compliance with Rule 3a-1. On the other hand, the income test page of the worksheet contained both the testing result for NetEase, Inc. on a semi-consolidated basis in accordance with Rule 3a-1 (See line 1) and the testing results for the same eleven groups of the Company’s subsidiaries, also tested in compliance with Rule 3a-1. Please refer to the updated worksheet included in this response.

Please update your Worksheet and investment company status analysis to reflect the above comments. Please confirm whether you still believe that the company is eligible to rely on Rule 3a-1 under the Company Act.

Response

As stated herein, the Company has updated its Worksheet in response to the above comments. The Company continues to believe that it satisfies the exception from the definition of investment company provided in Section 3(b)(1) of the Company Act and, additionally, that it qualifies for the exception from Section 3(a)(1)(C)’s definition of investment company found in Rule 3a-1 under the Company Act.

*      *      *

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s Comments set forth above, please do not hesitate to contact me at +852 9279-2755 or paulboltz@oc.netease.com or our outside legal counsel, George B. Raine of Ropes & Gray LLP, at +1 617 951 7556 or george.raine@ropesgray.com.

Very truly yours,

/s/ Paul W. Boltz, Jr.
Paul W. Boltz, Jr.
International General Counsel

cc:	Charles Yang, Chief Financial Officer of NetEase, Inc.
George B. Raine, Ropes & Gray LLP

1 The page titled “group level 45% asset test”.

3